SCHEDULE 13D
CUSIP No. 09227Q100	Page 1 of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Blackbaud, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

09227Q100
(CUSIP Number)

John Cannon
c/o Clearlake Capital Group, L.P.
233 Wilshire Blvd Suite 800
Santa Monica, California 90401
310-400-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 09227Q100	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Clearlake Capital Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,751,837

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,751,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,751,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

SCHEDULE 13D
CUSIP No. 09227Q100	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
José Enrique Feliciano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,751,837

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,751,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,751,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No. 09227Q100	Page 4 of 6 Pages
1	NAMES OF REPORTING PERSONS
Behdad Eghbali

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,751,837

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,751,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,751,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No. 09227Q100	Page 5 of 6 Pages
Explanatory Note: The Reporting Persons are hereby filing this Amendment No. 3 (this “Amendment No. 3”) to the Schedule 13D filed by the Reporting Persons on October 3, 2022 (the “Original Schedule 13D” and, as amended and supplemented, including by this Amendment No. 3, the “Schedule 13D”) to disclose the Reporting Persons’ response to the Board’s rejection of the Proposal.  Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings set forth in the Original Schedule 13D or Amendment No. 2.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 27, 2023, the Issuer published a press release stating that its Board rejected the Proposal.  The Reporting Persons responded on March 29, 2023, by sending the Board the letter filed as Exhibit 99.4 to this Amendment No. 3 (the “March 29 Letter”).

The foregoing description of the March 29 Letter does not purport to be complete and is qualified in its entirety by reference to the March 29 Letter, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 3 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.4	Letter to the Board of Directors of Blackbaud, Inc., dated March 29, 2023

SCHEDULE 13D
CUSIP No. 09227Q100	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2023

Clearlake Capital Group, L.P.

	By:	/s/ John Cannon
		Name:	John Cannon
		Title:	Attorney-in-Fact

José Enrique Feliciano

By:	/s/ John Cannon
	Name:	John Cannon
	Title:	Attorney-in-Fact

Behdad Eghbali

By:	/s/ John Cannon
	Name:	John Cannon
	Title:	Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).